
May 15, 2026

Velichka Valcheva
Chief Executive Officer
GH Research PLC
Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland

> **Re: GH Research PLC**
> **Registration Statement on Form F-3**
> **Filed May 14, 2026**
> **File No. 333-295872**

Dear Velichka Valcheva:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jimmy McNamara at 202-551-7349 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Deanna Kirkpatrick